EXHIBIT 12

THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended June 30					Six Months Ended December 31
Amounts in millions	2010	2009	2008	2007	2006	2010	2009
EARNINGS, AS DEFINED
Earnings from operations before income taxes and before adjustments for minority interests in consolidated subsidiaries and after eliminating undistributed earnings of equity method investees	$15,169	$14,461	$14,927	$13,698	$11,658	$8,510	$8,824

Fixed charges (excluding capitalized interest and including amortization of capitalized interest)	1,167	1,576	1,640	1,458	1,268	526	623

TOTAL EARNINGS, AS DEFINED	$16,336	$16,037	$16,567	$15,156	$12,926	$9,036	$9,447

FIXED CHARGES, AS DEFINED
Interest expense (including capitalized interest)	$1,014	$1,431	$1,546	$1,374	$1,153	$445	$546
1/3 of rental expense	176	177	137	124	122	84	89

TOTAL FIXED CHARGES, AS DEFINED	$1,190	$1,608	$1,683	$1,498	$1,275	$529	$635

RATIO OF EARNINGS TO FIXED CHARGES	13.7x	10.0x	9.8x	10.1x	10.1x	17.1x	14.9x